

Mail Stop 3561

August 6, 2009

Via Facsimile and U.S. Mail

Mr. R. Anthony Dalzell
  Chief Financial Officer
B+H OCEAN CARRIERS LTD.
3rd Floor, Par La Ville Place
14 Par La Ville Road
Hamilton HM 08, Bermuda

> **Re: B+H Ocean Carriers Ltd.**
> **Form 20-F for the year ended December 31, 2008**
> **Filed July 13, 2009**
> **File No. 1-09987**

Dear Mr. Dalzell:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments by filing an amendment to the December 31, 2008 Annual Report on Form 20-F. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The amendment should be filed as soon as practicable.

Form 20-F (Fiscal Year Ended December 31, 2008)

Item 5. Operating and Financial Review and Prospects, page 32

Operating Results: Twelve Months Ended December 31, 2008 versus December 31, 2007

Depreciation and Amortization

1.   Notwithstanding your disclosure under "Critical Accounting Policies –
        Impairment of Long-Lived Assets," please expand your disclosure to provide a
        narrative discussion of the vessel impairment charges of $7.4 million recorded at
        December 31, 2008 and how you determined the appropriateness of this charge
        and why there was no vessel impairment charges recorded at December 31, 2007.
        In addition, please consider including your disclosure contained in the last
        paragraph of Note 2 to the audited financial statements under the subheading
        "Impairment of long-lived assets" in MD&A.

Liquidity and Capital Resources

2.   In the fourth paragraph under this heading, please revise the disclosure to indicate
        that your independent registered public accounting firm has issued an opinion that
        "*raises substantial*" doubt about your ability to continue as a going concern.

3.   Please expand your disclosure to provide a discussion of the terms of your
        significant credit facilities, including the total amount of the facility and the
        available amount at the most recent balance sheet date. In addition, include a
        tabular presentation of contractual obligations pursuant to Item 303(a)(5) of
        Regulation S-K. Refer to Part 1 of the Form 20-F, Item 5F for guidance. Such
        table should also provide disclosure of interest obligations on debt either in the
        table itself or as footnote to the table with an explanation of the interest amount
        and how any variable rate interest was determined.

Item 15. Controls and Procedures, page 53

4.   It appears you inadvertently excluded paragraph(s) discussion on your '*disclosure
        controls and procedures*' and the assessment by your Chief Executive Officer and
        Chief Financial Officer as to whether they concluded your *disclosure controls
        and procedures* were effective or ineffective. Reference is made to Item 15T(a)
        of the Form 20-F, Item 307 of Regulation S-K, and to the Item 4(a) and (c)
        disclosures in your Certifications provided pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002. Please revise. We may have further comment after
        review of your response.

Item 19. Exhibits, page 56

5.   Please expand the index listing of your exhibits to disclose each of the Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 Certifications, of your Chief Executive Officer and Chief Financial Officer, as Exhibit Nos. 12 and 13, accordingly. Reference is made to the fourth paragraph under "Instructions as to Exhibits" of the Form 20-F where the Exhibits are to be specifically numbered.

6.   In addition, for each of the Exhibits currently listed, disclose whether such exhibit has been filed herewith or incorporated by reference. See the introductory paragraphs under "Instructions as to Exhibits" of the Form 20-F. We note your Exhibit Index excludes this information and, further it appears that none of the listed exhibits have been filed with or included in the December 31, 2008 Annual Report on Form 20-F. Please tell us the reason(s) for the omission of filing these documents as exhibits, and revise accordingly. We may have further comment after review of your response.

Financial Statements

Statements of Income

7.   It appears your equity method investment in Nordan OBO 2, Inc. may be significant for providing financial statements and information pursuant to Rules 3-09 and 4-08(g) of Regulation S-X. In this regard, we note you hold a 50% joint venture interest in this entity and that your share of the income from this investment approximates 25% and 39% in the years ended December 31, 2008 and 2007, respectively. Please tell us the consideration given to providing annual financial statements for Nordan OBO 2, Inc. pursuant to Rule 3-09 of Regulation S-X, and also to providing summarized financial data pursuant to Rule 4-08(g) of Regulation S-X.

Note 1. Organization

8.   You state, on page 17, that the company has no significant assets other than the equity interests in its subsidiaries. It appears that Schedule I may be required as prescribed by Rule 12-04 of Regulation S-X. Consideration should be given to the disclosure requirements of Rule 4-08(e)(3) of Regulation S-X as well. Please revise or advise.

Note 2. Summary of Significant Accounting Policies

Marketable Securities

9.   We note you classify your marketable equity securities as trading securities, and
        that you classify the cash flows from purchases, sales, and maturity as investing
        cash flows in the statements of cash flows. Expand the disclosure to describe how
        you determine that the purpose of acquiring the trading securities is for investing
        cash flows. See paragraph 18 of SFAS No. 115.

Note 4. Acquisitions and Other Significant Transactions

Vessel acquisitions and related amendments of loan facility

10.   As your vessels are your most significant asset and to enhance the narrative
        disclosure, please expand this footnote or provide a separate footnote that
        includes a detailed tabular presentation of the cost, additions for the year,
        accumulated depreciation, disposals, and asset impairment charges, of each of
        your owned vessels and those held for sale, at each balance sheet date. In
        addition, for each of the separately listed vessels to be shown in the table,
        consider including a brief designation as to whether such vessel is encumbered by
        a mortgage and provide a cross-reference to Note 7 or Note 8 for the applicable
        mortgage loan.

Note 6. Related Party Transactions

11.   In your written response, please reconcile the income statement line item
        captioned "Management fees to related party" to the numerical information
        included in this footnote for each period presented.

Note 7. Mortgage Payable

12.   To enhance the narrative disclosures, please provide a tabular presentation at the
        beginning of the note that discloses the amount outstanding under each of the
        various loan facilities as of each balance sheet date. The table totals should
        reconcile with the portion of current and long-term debt disclosed on the face of
        the audited balance sheet.

Note 8. Bonds Payable

13.   Please expand the discussion to disclose that you have reclassified the outstanding
        balance as a currently liability at December 31, 2008, and disclose the reason(s)
        thereof.

Note 9. Commitments and Contingencies

14.   Disclose here or under your debt footnote(s) whether or not you have any mortgage or loan or rental commitments for leased or owned facilities. If so, also disclose the amounts involved and the repayment terms of any mortgages or loans, and/or the length of any rental leases.

********

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                                        Sincerely,

                                        David R. Humphrey

Branch Chief